Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267936

To Prospectus Dated May 24, 2024

PROSPECTUS SUPPLEMENT

RUMBLE INC.

8,050,000 Shares of Class A Common Stock Underlying Warrants
333,568,989 Shares of Class A Common Stock by the Selling Holders
550,000 Warrants to Purchase Class A Common Stock by the Selling Holders

This prospectus supplement amends and supplements the prospectus dated May 24, 2024, as supplemented or amended from time to time (the “prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-267936). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 20, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to (a) the issuance by us of up to 8,050,000 shares of our common stock, par value $0.0001 per share (“Class A Common Stock”), upon the exercise of warrants, each exercisable for one share of Class A Common Stock at a price of $11.50 per share (“Warrants”) and (b) the resale from time to time by the selling securityholders named in the prospectus (each a “Selling Holder” and collectively, the “Selling Holders”) of (i) up to 333,568,989 shares of Class A Common Stock, consisting of 333,018,989 shares of Class A Common Stock and 550,000 shares of Class A Common Stock issuable upon the exercise of Warrants and (ii) 550,000 Warrants.

You should read the prospectus, this prospectus supplement and any further prospectus supplement or amendment carefully before you invest in our securities. Our Class A Common Stock and Warrants are listed on The Nasdaq Global Market under the symbols “RUM” and “RUMBW”, respectively. On December 19, 2024, the closing sale prices of our Class A Common Stock and Warrants were $7.27 and $2.39 respectively. We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Class A Common Stock and Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 10 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 20, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 20, 2024

Rumble Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40079	85-1087461
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

444 Gulf of Mexico Dr

Longboat Key, FL 34228
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (941) 210-0196

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RUM	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	RUMBW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On December 20, 2024, Rumble Inc. (“Rumble” or the “Company”) issued a press release announcing it had entered into a definitive agreement with Tether Investments Limited (“Tether”) for a strategic investment by Tether.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and uncertainties, and the Company’s actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this Current Report are based on our current beliefs and expectations of the Company’s management as of the date of this Current Report. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include uncertainties as to the timing of the transactions; uncertainties as to the percentage of shares of Rumble stock tendered in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; the risk that we may be unable to derive additional benefits from the relationship with Tether, including increased advertising revenue, cloud revenue, and expansion into cryptocurrency payments; the risk that stockholder litigation in connection with the transactions may result in significant costs of defense, indemnification and liability; risks inherent with our increasing affiliation with crypto assets, including volatility; and those risks, uncertainties and factors described in more detail under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and in other filings made by the Company with the Securities and Exchange Commission.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release, dated December 20, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rumble Inc.

Date: December 20, 2024	By:	/s/ Michael Ellis
	Name:	Michael Ellis
	Title:	General Counsel and Corporate Secretary

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Exhibit 99.1

Rumble Announces $775 Million Strategic Investment from Tether

Transaction Unifies Two Leaders in Decentralization, Rumble CEO Retains Controlling Stake

Strategic Investment Results in Mission-Aligned Investor and Supporter

Rumble Will Use $250 Million of Proceeds to Further Solidify Balance Sheet and Accelerate Growth Initiatives

Remaining Proceeds Will Be Used to Fund Self Tender Offer for up to 70 Million of Rumble’s Class A Common Stock to Provide Liquidity to Stockholders at Same Price as Tether Investment

LONGBOAT KEY, Fla, Dec. 20, 2024 (GLOBE NEWSWIRE) -- Rumble (NASDAQ:RUM) (“Rumble” or the “Company”), the video-sharing platform and cloud services provider, announced today that it has entered into a definitive agreement for a strategic investment of $775 million from Tether ($USDT) (“Tether”), the largest company in the digital assets industry and the most widely used dollar stablecoin across the world with more than 350 million users. Over the last few years, Tether has become one of the most recognized symbols for financial inclusion.

The Company will use $250 million of the proceeds to support growth initiatives and the remaining proceeds to fund a self tender offer for up to 70 million of its Class A Common Stock, at the same price ($7.50 per share) as Tether’s investment. Following the completion of the transaction, Chris Pavlovski, Rumble’s Chairman and CEO, will retain his controlling stake in the Company.

Chris Pavlovski stated, “I could not be more excited about this collaboration with Tether for a number of reasons. First, many people may not realize the incredibly strong connection between the cryptocurrency and free speech communities, which is rooted in a passion for freedom, transparency, and decentralization. Second, the immediate commitment of adding $250 million in cash to our balance sheet not only confirms the level of support and commitment to a collaboration between our companies, it also fuels our growth initiatives. And, third, this transaction provides an immediate liquidity event for all of our stockholders who elect to participate in the self tender offer. I truly believe Tether is the perfect partner that can put a rocket pack on the back of Rumble as we prepare for our next phase of growth.”

Paolo Ardoino, CEO of Tether, added, “Tether’s investment in Rumble reflects our shared values of decentralization, independence, transparency, and the fundamental right to free expression. In today’s world, legacy media has increasingly eroded trust, creating an opportunity for platforms like Rumble to offer a credible, uncensored alternative. This collaboration aligns with our long-standing commitment to empowering technologies that promote freedom and challenge centralized systems, as demonstrated through our recent collaborations and initiatives. Rumble’s dedication to fostering open communication and innovation makes them an ideal ally as we continue building the infrastructure for a more decentralized, inclusive future. Lastly, beyond our initial shareholder stake, Tether intends to drive towards a meaningful advertising, cloud, and crypto payment solutions relationship with Rumble.”

Transaction Details

●	Investment: Tether has agreed to purchase 103,333,333 shares of Rumble Class A Common Stock at a price per share of $7.50, totaling $775 million in gross proceeds to Rumble. The Company will use $250 million of the proceeds to support growth initiatives.

●	Self Tender Offer: With the remaining gross proceeds, the Company will fund a self tender offer for up to 70 million shares of Rumble Class A Common Stock at a price per share of $7.50, net to the holder in cash. All holders of Rumble Class A Common Stock will be eligible to participate in the tender offer on the same terms. Certain Rumble stockholders have signed support agreements committing to tender 70 million shares in the aggregate, subject to the same proration and other terms of the tender offer that apply to all Rumble stockholders participating in the tender offer. Chris Pavlovski has committed to tender, and does not intend to sell more than 10 million shares of Class A Common Stock in the tender offer.

●	Closing Conditions: The completion of the investment and the tender offer are subject to the satisfaction of customary closing conditions, including the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

●	Governance: Rumble’s existing Board and governance structure, including Chris Pavlovski’s super-majority voting control, will remain unchanged following the closing of the transaction and Tether will own a minority position in our outstanding common stock but will not have the right to designate any members of the Board.

●	Timing: The investment and the tender offer are expected to close in the first quarter of 2025.

The foregoing description is qualified in its entirety by reference to the definitive agreements for the transaction, which will be filed on a Current Report on Form 8-K with the Securities and Exchange Commission.

Advisors

Cantor Fitzgerald & Co. is acting as placement agent and dealer manager for Rumble. Oppenheimer & Co. is serving as capital markets advisor to Rumble, and Willkie Farr & Gallagher LLP is serving as legal counsel to Rumble. McDermott Will & Emery LLP is serving as legal counsel to Tether. DLA Piper LLP (US) is serving as legal counsel to Cantor Fitzgerald & Co.

ABOUT RUMBLE

Rumble is a high-growth video platform and cloud services provider that is creating an independent infrastructure. Rumble's mission is to restore the internet to its roots by making it free and open once again. For more information, visit: corp.rumble.com.

ABOUT TETHER

Tether is a pioneer in the field of stablecoin technology, driven by an aim to revolutionize the global financial landscape. With a mission to provide accessible and efficient financial, communication, artificial intelligence, and energy infrastructure. Tether enables greater financial inclusion, and communication resilience, fosters economic growth, and empowers individuals and businesses alike.

As the creator of the largest, most transparent, and liquid stablecoin in the industry, Tether is dedicated to building sustainable and resilient infrastructure for the benefit of underserved communities. By leveraging cutting-edge blockchain and peer-to-peer technology, it is committed to bridging the gap between traditional financial systems and the potential of decentralized finance.

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this press release that are not historical facts are forward-looking statements and include, for example, statements regarding our expectations or beliefs regarding our proposed transaction with Tether, the use of the proceeds therefrom and the acceleration of our expansion into cryptocurrency. Certain of these forward-looking statements can be identified by using words such as "anticipates," "believes," "intends," "estimates," "targets," "expects," "endeavors," "forecasts," "well underway," "could," "will," "may," "future," "likely," "on track to deliver," "on a trajectory," "continues to," "looks forward to," "is primed to," "plans," "projects," "assumes," "should" or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this release are based on our current beliefs and expectations of our management as of the date of this release. These statements are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include uncertainties as to the timing of the transactions; uncertainties as to the percentage of shares of Rumble stock tendered in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; the risk that we may be unable to derive additional benefits from the relationship with Tether, including increased advertising revenue, cloud revenue, and expansion into cryptocurrency payments; the risk that stockholder litigation in connection with the transactions may result in significant costs of defense, indemnification and liability; risks inherent with our increasing affiliation with crypto assets, including volatility; as well as regulatory and reputational risks; the risks of implementing a new treasury diversification strategy; our ability to grow and manage future growth profitably over time, maintain relationships with customers, compete within our industry and retain key employees; the possibility that we may be adversely impacted by economic, business, and/or competitive factors; our limited operating history makes it difficult to evaluate our business and prospects; our recent and rapid growth may not be indicative of future performance; we may not continue to grow or maintain our active user base, and may not be able to achieve or maintain profitability; risks relating to our ability to attract new advertisers, or the potential loss of existing advertisers or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets; Rumble Cloud, our recently launched cloud services business, may not achieve success and, as a result, our business, financial condition and results of operations could be adversely affected; negative media campaigns may adversely impact our financial performance, results of operations, and relationships with our business partners, including content creators and advertisers; spam activity, including inauthentic and fraudulent user activity, if undetected, may contribute, from time to time, to some amount of overstatement of our performance indicators; we collect, store, and process large amounts of user video content and personal information of our users and subscribers and, if our security measures are breached, our sites and applications may be perceived as not being secure, traffic and advertisers may curtail or stop viewing our content or using our services, our business and operating results could be harmed, and we could face governmental investigations and legal claims from users and subscribers; we may fail to comply with applicable privacy laws; we are subject to cybersecurity risks and interruptions or failures in our information technology systems and, notwithstanding our efforts to enhance our protection from such risks, a cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss; we may be found to have infringed on the intellectual property of others, which could expose us to substantial losses or restrict our operations; we may face liability for hosting a variety of tortious or unlawful materials uploaded by third parties, notwithstanding the liability protections of Section 230 of the Communications Decency Act of 1996; we may face negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law; paid endorsements by our content creators may expose us to regulatory risk, liability, and compliance costs, and, as a result, may adversely affect our business, financial condition and results of operations; our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that we do not control; our business depends on continued and unimpeded access to our content and services on the internet and, if we or those who engage with our content experience disruptions in internet service, or if internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers; we face significant market competition, and if we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed; we rely on data from third parties to calculate certain of our performance metrics and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business; changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue; we derive the majority of our revenue from advertising and the failure to attract new advertisers, the loss of existing advertisers, or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets would adversely affect our business; we depend on third-party vendors, including internet service providers, advertising networks, and data centers, to provide core services; hosting and delivery costs may increase unexpectedly; we have offered and intend to continue to offer incentives, including economic incentives, to content creators to join our platform, and these arrangements may involve fixed payment obligations that are not contingent on actual revenue or performance metrics generated by the applicable content creator but rather are based on our modeled financial projections for that creator, which if not satisfied may adversely impact our financial performance, results of operations and liquidity; we may be unable to develop or maintain effective internal controls; potential diversion of management's attention and consumption of resources as a result of acquisitions of other companies and success in integrating and otherwise achieving the benefits of recent and potential acquisitions; we may fail to maintain adequate operational and financial resources or raise additional capital or generate sufficient cash flows; changes in tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new tax legislation, or exposure to additional tax liabilities may adversely impact our financial results; compliance obligations imposed by new privacy laws, laws regulating social media platforms and online speech in certain jurisdictions in which we operate, or industry practices may adversely affect our business; and those additional risks, uncertainties and factors described in more detail under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2023, and in our other filings with the Securities and Exchange Commission (the “SEC”). We do not intend, and, except as required by law, we undertake no obligation, to update any of our forward-looking statements after the issuance of this release to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Rumble on Social Media Investors and others should note that we announce material financial and operational information to our investors using our investor relations website (investors.rumble.com), press releases, SEC filings and public conference calls and webcasts. We also intend to use certain social media accounts as a means of disclosing information about us and our services and for complying with our disclosure obligations under Regulation FD: the @rumblevideo X (formerly Twitter) account (x.com/rumblevideo), the @gamingonrumble X (formerly Twitter) account (x.com/gamingonrumble), the @rumble TRUTH Social account (truthsocial.com/@rumble), the @chrispavlovski X (formerly Twitter) account (x.com/chrispavlovski), and the @chris TRUTH Social account (truthsocial.com/@chris), which Chris Pavlovski, our Chairman and Chief Executive Officer, also uses as a means for personal communications and observations. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our investor relations website.

Important Information and Where to Find It

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Rumble common stock or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Rumble. The offer to purchase shares of Rumble Class A Common Stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Rumble’s filings with the SEC may be obtained free of charge at Rumble’s investor relations website (investors.rumble.com) or by contacting investor relations at investors@rumble.com.

Certain Information Regarding Participants

Rumble and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Rumble’s stockholders in connection with the proposed transactions. Information concerning the interests of Rumble’s participants in the solicitation, which may, in some cases, be different from those of Rumble’s stockholders generally, will be set forth in materials to be filed by Rumble with the SEC. These documents can be obtained free of charge (when available) from the sources indicated above.

For investor inquiries, please contact:

Rumble IR

Shannon Devine

MZ Group, MZ North America

203-741-8811

rumble@mzgroup.us

Rumble PR

press@rumble.com

Tether Contact

press@tether.to

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